Final 2022 / 2023 Drill Results Deliver Additional High-Grade Results at

The Grass River Lithium Project

MANITOBA, CAN, October 5, 2023 - Snow Lake Resources Ltd., d/b/a Snow Lake Lithium™ (Nasdaq: LITM) ("Snow Lake" or the "Company") is pleased to announce the final set of results from the 2022/2023 winter-spring drill program at its 100% owned Grass River lithium project.

Highlights

  The final round of results from the 2022/2023 winter-spring drill program on the Grass River lithium project have now been received and interpreted.
  Best results include:
  2.8 m @ 1.93% Li2O from 122.2 m
  7.2 m @ 1.37 % Li2O from 162.8 m including:
    1.5 m @ 2.45% Li2O from 167 m
  6.6 m @ 1.91% Li2O from 125.7 m including:
    1.5 m of 3.25% Li2O from 128.0 m
  A 2023/2024 winter-spring drill program is being prepared to increase confidence and test extensions of both the Thompson Brothers and Grass River lithium projects.

CEO Remarks

"We are pleased that the final results from the 2022/2023 winter-spring drill campaign are consistent with prior results and continue to demonstrate the quality of the Snow Lake Lithium™ Project", commented Frank Wheatley, CEO of Snow Lake.  He continued: "These results support out plans to undertake our proposed 2023/2024 winter- spring drill campaign to increase our confidence in, and to test extensions of, the lithium resources at the Snow Lake Lithium™ project."

2022/2023 Winter-Spring Drill Campaign - Final Results

These results reflect the final 6,712 meters of drilling completed during the 2022/2023 winter-spring drill campaign at the Grass River lithium project.  These results were not received in time to be incorporated in the mineral resource estimate included in the S-K 1300 Technical Report Summary of Initial Assessment for the Snow Lake Lithium™ Project released in August 2023.

These results, together with the results of the upcoming 2023/2024 winter drill program, will be incorporated into an updated mineral resource estimate to be included in the pre-feasibility study planned to be conducted on the Snow Lake Lithium™ Project during Q4 of 2023 and the first half of 2024.

Significant intersections are listed in Table 1 below.

DDH ID	FROM (m)	TO (m)	LENGTH (m)	Li ppm	Li2O wt %
GRS-030	106.26	111.50	5.24	6103	1.312
GRS-031	9.28	10.05	0.77	5541	1.191
and	128.62	129.79	1.17	7298	1.569
GRS-032	122.20	125.00	2.80	8969	1.928
GRS-033	134.51	137.00	2.49	4901	1.054
and	138.42	139.82	1.40	7593	1.632
GRS-034	162.85	170.04	7.19	6390	1.374
including	167.00	168.50	1.50	11430	2.457
GRS-036	125.78	132.40	6.62	8924	1.919
including	128.00	129.50	1.50	15117	3.250
GRS-037	140.40	143.19	2.79	6767	1.455
GRS-039	59.84	63.50	3.66	5200	1.118
and	128.00	130.48	2.48	6027	1.296
GRS-040	178.73	181.27	2.54	6386	1.373
GRS-041	92.00	94.65	2.65	10937	2.352
GRS-043	113.58	116.00	2.42	3361	0.723
GRS-044	135.50	138.50	3.00	5127	1.102
including	137.00	138.50	1.50	6177	1.328

Table 1 - Table of best results from final phase of 2022/2023 drill campaign

2023/2024 Winter Drill Campaign

Snow Lake is currently in the process of preparing for its upcoming 2024 winter-spring drill campaign, which is designed to increase confidence in the existing mineral resources, as well as to test the extensions of the Thompson Brothers and Grass River lithium projects, both along strike and at depth.

Qualified Person Statement

The information in this news release was compiled and reviewed by Ronald Scott PhD, PGeo, a Qualified Person as defined by the SEC's S-K 1300 rules for mineral deposit disclosure.  Dr. Scott is the Chief Geoscientist of Snow Lake and has sufficient experience relevant to the type of pegmatite deposits under evaluation.

About Snow Lake Resources Ltd.

Snow Lake is a Canadian lithium development company listed on Nasdaq "(LTIM") with 2 hard rock lithium projects, the Thompson Brothers project and the Grass River project (together the "Snow Lake Lithium™ Project"), in the Snow Lake region of Northern Manitoba.  Snow Lake is focused on advancing the Snow Lake Lithium™ Project through subsequent phases of development and into production in order to supply the North American electric vehicle and energy storage markets.

The wholly owned Snow Lake Lithium™ Project now covers a 59,587 acre site that has only been 1% explored and contains an identified-to-date 8.2 million metric tonnes measured, indicated and inferred resource at between 0.99% and 1.13% Li2O.

Forward Looking Statement This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995. that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Lithium™. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward- looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For more information, please contact:

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